Exhibit 2.3

PLAN OF MERGER AND MERGER AGREEMENT

This Plan of Merger and Merger Agreement (“Merger Agreement”) is made this 19th day of January, 2005, between PARTICLE DRILLING TECHNOLOGIES, INC., a Nevada corporation (“Disappearing Corporation”), and MEDXLINK CORP., a Nevada corporation (“Surviving Corporation”).

RECITALS:

1.                                       The Disappearing Corporation is a corporation duly organized and existing under the laws of the State of Nevada.  The registered office of the Disappearing Corporation is located at 6100 Neil Road, Suite 500, Reno, Nevada 80511. The name of the resident agent at such address is Gregg P. Barnard.  The Disappearing Corporation was incorporated on January 14, 2005.

2.                                       The Surviving Corporation is a corporation duly organized and existing under the laws of the State of Nevada.  The registered office of the Surviving Corporation is located at 848 North Rainbow #221, Las Vegas, Nevada 89107.   The name of the resident agent at such address is National Account Management Service.  The Surviving Corporation was incorporated on June 14, 2002.

3.                                       The Surviving Corporation is the sole owner of all of the issued and outstanding shares of stock of the Disappearing Corporation.

4.                                       The Board of Directors of the Surviving Corporation and the Board of Directors of the Disappearing Corporation, respectively, deem it desirable and in the best interest of the respective corporations that the Disappearing Corporation be merged with and into the Surviving Corporation.

In consideration of the mutual covenants and promises of the parties to this Merger Agreement, and pursuant to the Nevada law, the constituent corporations agree that the Disappearing Corporation shall be merged into the Surviving Corporation as a single corporation upon the following terms and conditions.

ARTICLE I

TERMS OF MERGER

At the effective time of the merger:

1.                                       The Disappearing Corporation shall be merged into the Surviving Corporation.

2.                                       The separate existence of the Disappearing Corporation shall cease.

3.                                       The Surviving Corporation shall continue its corporate existence, continue to be governed by the laws of the State of Nevada, and continue to maintain its registered office at 848 North Rainbow #221, Las Vegas, Nevada 89107.

4.                                       The Surviving Corporation shall possess all the rights, privileges, powers and franchises of a public as well as a private nature, and be subject to all the restrictions, disabilities and duties of each of the constituent corporations; and all and singular, the rights, privileges, powers and franchises of each of the constituent corporations, and all property, real, personal and mixed, and all debts due to any of the constituent corporations on whatever account, including all things in action or belonging to each of the constituent corporations, shall be vested in the Surviving Corporation.

5.                                       All property, rights, privileges, powers and franchises, and every other interest shall be as effectively the property of the Surviving Corporation as they were of the respective constituent corporations.  The title to any real or personal property, whether by deed or otherwise, vested in any of the respective constituent corporations, does not revert or is not in any way impaired by reason of the merger.

6.                                       All debts, liabilities and duties of the respective constituent corporations shall attach to the Surviving Corporation and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

7.                                       Any bequest, devise, gift, grant or promise contained in a will or other instrument of donation, subscription, or conveyance, which is made to either constituent corporation and which takes effect or remains payable after the merger, inures to the Surviving Corporation.

ARTICLE II

MODE OF CARRYING MERGER INTO EFFECT

1.                                       This Merger Agreement shall be authorized and approved by the Board of Directors of the Surviving Corporation and by the Board of Directors of the Disappearing Corporation.   Upon approval by the Board of Directors of the Surviving and Disappearing Corporations, the Merger Agreement shall be submitted to a vote by the stockholders of the Disappearing Corporation, the vote of the stockholders of the Surviving Corporation not being required pursuant to NRS 92A.180(1).  Upon approval by the stockholders of the Disappearing Corporation in accordance with Nevada law, all documents shall be executed, acknowledged, filed and recorded and all required acts shall be done in order to accomplish the merger under the provisions of the applicable statutes of the State of Nevada.

2.                                       The effective time of the merger shall occur when:

(1)  this Merger Agreement has been authorized, adopted, approved, signed and acknowledged by each of the constituent corporations in accordance with the laws of the State of Nevada; and

(2)  Articles of Merger have been filed in the office of the Secretary of State for the State of Nevada in accordance with the laws of the State of Nevada; and

(3)  the effective date and time, as expressly set forth in the Articles of Merger, shall have arrived without the Board of Directors of either the Surviving Corporation or Disappearing Corporation electing to abandon the Merger.

ARTICLE III

CONDITIONS OF MERGER

The Directors of any or all of the constituent corporations may, in their discretion, abandon the merger subject to the rights of third parties under any contracts relating to such merger, without further action or approval by stockholders of the constituent corporations, at any time before the merger becomes effective.

ARTICLE IV

MANNER OF CONVERTING SHARES

At the effective time of the merger, each share of common stock of the Disappearing Corporation shall be cancelled.  All shares of the Surviving Corporation issued and outstanding immediately prior to the effective time of the merger shall continue to be issued and outstanding after the effective time of the merger.

ARTICLE V

AMENDMENTS TO ARTICLES OF INCORPORATION

AND BYLAWS OF THE SURVIVING CORPORATION

The Articles of Incorporation of the Surviving Corporation shall be amended to change the name of the Surviving Corporation to Particle Drilling Technologies, Inc.

IN WITNESS WHEREOF, PARTICLE DRILLING TECHNOLOGIES, INC., a Nevada corporation, and MEDXLINK CORP., a Nevada corporation, have caused this Merger Agreement to be signed by their respective Presidents this 19th day of January, 2005.

SURVIVING CORPORATION:	MEDXLINK CORP., a Nevada corporation

/s/ J. CHRIS BOSWELL
J. Chris Boswell
Senior Vice President and Chief Financial Officer

DISAPPEARING CORPORATION:	PARTICLE DRILLING TECHNOLOGIES, INC., a Nevada corporation

/s/ J. CHRIS BOSWELL
J. Chris Boswell
Treasurer